United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VTTI Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y9384M101

(CUSIP Number)

Robert Nijst

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

+44 20 3772 0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y9384M101	13D	Page 1 of 14 Pages

1	Names of Reporting Persons Buckeye Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person PN

CUSIP No. Y9384M101	13D	Page 2 of 14 Pages

1	Names of Reporting Persons Buckeye Raritan Bay Terminal LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person OO (limited liability company)

CUSIP No. Y9384M101	13D	Page 3 of 14 Pages

1	Names of Reporting Persons Buckeye North Sea Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person OO (Netherlands Coöperatief)

CUSIP No. Y9384M101	13D	Page 4 of 14 Pages

1	Names of Reporting Persons Vitol Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. Y9384M101	13D	Page 5 of 14 Pages

1	Names of Reporting Persons Martank B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. Y9384M101	13D	Page 6 of 14 Pages

1	Names of Reporting Persons VIP Terminals Finance B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. Y9384M101	13D	Page 7 of 14 Pages

1	Names of Reporting Persons VIP Terminals Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. Y9384M101	13D	Page 8 of 14 Pages

1	Names of Reporting Persons VTTI B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. Y9384M101	13D	Page 9 of 14 Pages

1	Names of Reporting Persons VTTI MLP Partners B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. Y9384M101	13D	Page 10 of 14 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 6, 2017 (the “Statement”), relating to the common units representing limited partner interests (the “Common Units”) of VTTI Energy Partners LP, a Marshall Islands limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

The total consideration paid for the Common Units in connection with the Merger (as defined herein) was approximately $472 million. The consideration was funded through capital contributions from the Reporting Persons to VTTI Merger Sub LLC (“Merger Sub”).

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On September 15, 2017, pursuant to the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving as an indirect wholly owned subsidiary of VTTI. At the Effective Time, each Common Unit outstanding immediately prior to the Effective Time (other than the Unvested LTIP Units and those Common Units held by MLP Partners) was converted into the right to receive $19.50 in cash. The Unvested LTIP Units were cancelled at the Effective Time without payment therefor, and the Common Units held by MLP Partners were not cancelled, were not converted into merger consideration and remain outstanding as Common Units. As a result, the Reporting Persons became the beneficial owners of all of the Common Units of the Issuer.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

CUSIP No. Y9384M101	13D	Page 11 of 14 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of following the consummation of the transactions contemplated by the Merger Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Buckeye Partners, L.P.	1,295,336	100%	0	1,295,336	0	1,295,336
Buckeye Raritan Bay Terminal LLC	1,295,336	100%	0	1,295,336	0	1,295,336
Buckeye North Sea Coöperatief U.A.	1,295,336	100%	0	1,295,336	0	1,295,336
Vitol Holding B.V.	1,295,336	100%	0	1,295,336	0	1,295,336
Martank B.V.	1,295,336	100%	0	1,295,336	0	1,295,336
VIP Terminals Finance B.V.	1,295,336	100%	0	1,295,336	0	1,295,336
VIP Terminals Holdings B.V.	1,295,336	100%	0	1,295,336	0	1,295,336
VTTI B.V.	1,295,336	100%	0	1,295,336	0	1,295,336
VTTI MLP Partners B.V.	1,295,336	100%	0	1,295,336	0	1,295,336

MLP Partners is the record holder of 1,295,336 Common Units.

Buckeye is the sole member of Buckeye Terminal, which is the majority shareholder of Buckeye North Sea. Vitol is the sole shareholder of Martank, which is a 50% shareholder of VIP Finance and maintains the right to elect a majority of the board of VIP Finance. Buckeye North Sea and VIP Finance are the sole shareholders of VIP, which is the sole shareholder of VTTI, which is the sole shareholder of MLP Partners. Buckeye is a publicly traded entity listed on the New York Stock Exchange. Vitol has a management board whose directors are Guy Richard Skern, Andries Pieter Eeltink and William Dennis Laneville and a supervisory board whose directors are Ian Roper Taylor, David Bernard Fransen, Russell David Hardy, Kho Hui Meng and Miguel Angel Loya. As a result, each of VTTI, VIP, VIP Finance, Buckeye North Sea, Martank, Buckeye Terminal, Buckeye and Vitol may be deemed to share beneficial ownership over the Common Units held of record by MLP Partners. Each such entity or individual disclaims any such beneficial ownership.

CUSIP No. Y9384M101	13D	Page 12 of 14 Pages

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or, to the Reporting Persons’ knowledge, Related Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

CUSIP No. Y9384M101	13D	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2017

Buckeye Partners, L.P.

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

Buckeye Raritan Bay Terminal LLC

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

Buckeye North Sea Coöperatief U.A.

By:	/s/ Keith E. St. Clair
Name:	Keith E. St. Clair
Title:	Managing Director A

By:	/s/ Richard Ivo Larry van Dijk
Name:	Richard Ivo Larry van Dijk
Title:	Managing Director B

Vitol Holding B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Andries P. Eeltink
Name:	Andries P. Eeltink
Title:	Managing Director

CUSIP No. Y9384M101	13D	Page 14 of 14 Pages

Martank B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

VIP Terminals Finance B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ James Cemm
Name:	James Cemm
Title:	Managing Director

VIP Terminals Holding B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Paul Tulling
Name:	Paul Tulling
Title:	Managing Director

VTTI B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

VTTI MLP Partners B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director